EXHIBIT 19.1
To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 1999 and 1998 are summarized below.

     Net sales and lease revenues for the second quarter of 1999 amounted to $12,933,690, which represents an increase of 19.5% compared with the second quarter of 1998. Revenues from the assembly equipment segment increased 11.6%, compared with the second quarter of 1998, while revenues in the fastener segment increased 22.2%. These increases are largely attributable to the continued strength in the automobile industry, which is the Company's primary market. It should be noted that during the second quarter of 1998, revenues were negatively affected by a work stoppage experienced by one of the major automobile manufacturers, which significantly limited revenues during that period. Nevertheless, revenues have increased appreciably compared to the prior year.

     As previously announced, the Company's 1999 second quarter earnings were adversely impacted by costs incurred in connection with a recall of vehicles that contained certain non-conforming parts that were manufactured by the Company. The Company has negotiated a settlement related to the recall and also incurred certain internal costs related to repair of the affected vehicles. The total costs incurred in connection with the recall, and the related settlement, resulted in an after tax charge of $623,000, or $.54 per share in the second quarter. Despite this charge, the Company recorded net income of $481,112, or $.42 per share, on 1,152,832 average shares outstanding during the second quarter. For the first six months of 1999, net income totaled $1,633,572, or $1.42 per share, net of the costs associated with the recall, on 1,153,162 average shares outstanding, compared to $1,698,744, or $1.46 per share, on 1,164,421 average shares outstanding during the first half of 1998.

     Progress continues to be made with respect to implementation of new data processing systems which are necessary to assure Y2K compliance. One facility has successfully completed implementation and the first phase of implementation for our other facilities is scheduled for early September. The second phase of the project involves manufacturing and implementation is expected to take place late in the year. We continue to expect that our implementation will be sufficiently completed in time to avoid any major Y2K issues.

     The Company's financial condition continues to be sound, and our outlook for the second half of the year is positive. Backlogs, while somewhat lower than one year ago, are adequate for normal operations, and demand for our products continues to be fairly strong. In general, the overall economic outlook is for continued growth, and we expect that the Company will continue to do well in the months ahead.

                              Respectfully yours,


              John A. Morrissey                John C. Osterman
              Chairman                         President

July 28, 1999

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, the price and availability of the Company's primary raw materials, or Y2K issues that may affect the Company, or its key suppliers or customers. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.



                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                               SECOND QUARTER            FIRST SIX MONTHS
                         -------------------------   --------------------------
                             1999          1998          1999          1998
                         -----------   -----------   -----------   ------------
Net sales and
  lease revenue          $12,933,690   $10,822,531   $25,451,170   $22,495,480
Income before taxes          720,112     1,302,924     2,460,572     2,727,744
Income after  taxes          481,112       783,924     1,633,572     1,698,744
Net income per share             .42           .68          1.42          1.46
Average shares
  outstanding              1,152,832     1,159,793     1,153,162     1,164,421

 ------------------------------------------------------------------------------
                     (All figures subject to year end audit)




                                       17